July 2, 2020	+1 212 230 8800 (t) +1 212 230 8888 (f) wilmerhale.com

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Abby Adams

Re:	Inozyme Pharma, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 12, 2020
CIK No. 0001693011

Ladies and Gentlemen:

On behalf of Inozyme Pharma, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 24, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1. The Company also is filing a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Draft Registration Statement on Form S-1 Amendment No. 1

Prospectus Summary

Our Solution: INZ-701, page 3

1.

We note your response to comment 4. The pyramid graphic is not based on comparable figures and places disproportionate emphasis on the information it contains, and should be further revised for proportionality and balance. In addition, while we understand that investors may be interested in your potential gene therapy products, they are not sufficiently developed to highlight in the summary and pipeline table a this time. Revise the table and summary accordingly.

Securities and Exchange Commission

July 2, 2020

Response:

In response to the Staff’s comment, the Company has deleted the pyramid graphic and the reference to its gene therapy program from the pipeline table in the Registration Statement. The Company has retained the single sentence in the Prospectus Summary of the Registration Statement referencing the Company’s potential development of a gene therapy for ENPP1 deficiency. The Company believes this textual disclosure is appropriate and balanced based on the stage of the Company’s efforts and in the context of the other disclosures in the Prospectus Summary regarding the Company’s development plans and other more advanced programs.

Pipeline, page 5

2.

We note your response to prior comment 7 and that you have revised the pipeline table to include your potential gene therapy program using the AAV construct, but it does not appear that you have selected a development candidate or a targeted indication for that program at this time, and it does not appear that you have allocated a material portion of the proceeds of your offering for the development of that program. As that program may be too preliminary to be emphasized in your summary and pipeline table, please provide us with your analysis supporting your determination to feature that program in your summary and pipeline table at this time. If this program is material, please revise your table to more specifically identify the product candidate and the targeted indication or revise your disclosure as appropriate.

Response:	The Company refers the Staff to its response to comment 1 above.

Principal Stockholders, page 190

3.	Please revise footnote 7 to your table to identify the natural persons who have or share beneficial ownership of the securities held by the Cowen Entities.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 193 of the Registration Statement to state that investment and voting decisions by the Cowen Entities are made jointly by an investment committee consisting of three or more individuals associated with CHI Advisors LLC, the investment adviser of each of the Cowen Entities. The Cowen Entities have informed the Company that there are no natural persons who have or share beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the shares held by the Cowen Entities. The Cowen Entities have further informed the Company that

Securities and Exchange Commission

July 2, 2020

none of the natural persons who participate in voting or investment decisions on behalf of the Cowen Entities has the individual right to control (or block) voting or investment decisions on behalf of the investment funds and, in each case, the group of natural persons who participate in such voting and investment decision-making with respect to securities held by the investment funds exceeds three. The Cowen Entities advised the Company that, consistent with the Staff’s guidance in The Southland Corporation No-Action Letter (August 10, 1987), they do not believe that any natural person should be deemed to have or share beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the shares held by such investment funds. Because the disclosure called for in the Registration Statement relating to beneficial ownership of the Company’s securities specifically identifies, in Instruction 2 to Item 403 of Regulation S-K, that such beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act, the Company believes that based on information provided by the Cowen Entities no natural person is required to be identified as a beneficial owner of the securities held by the Cowen Entities. However, as noted above, in response to the Staff’s comment, the Company has revised the disclosure on page 193 of the Registration Statement to further clarify the beneficial ownership of the securities held by the Cowen Entities.

Consolidated Financial Statements

Unaudited Pro Forma, page F-11

4.

We note that your pro forma balance sheet reflects the issuance of the June 2020 preferred stock and the conversion of all your preferred stock, inclusive of the June 2020 preferred stock. However, your pro forma earnings per share calculations only reflect the conversion of your preferred stock that was outstanding as of March 31, 2020. Please explain why you have not included the June 2020 preferred stock issuance and conversion in your pro forma earnings per share calculations. In this regard, we note that for transactions involving the issuance of securities subsequent to the latest balance sheet presented, you should give pro forma effect to those shares as being outstanding as of the beginning of the earliest period presented. Please advise or revise your pro forma earnings per share information throughout the filing.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 89, F-4, F-11 and F-29 of the Registration Statement.

Securities and Exchange Commission

July 2, 2020

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or e-mail at Brian.Johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc:	Axel Bolte